Pruco Securities, LLC

Statement of Financial Condition
December 31, 2023

SEC. I.D. No. 8-36540
This report is deemed Public in accordance with Rule 17a-5(e) (3) under the
Securities Exchange Act of 1934.

Pruco Securities, LLC
Index
December 31, 2023



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Pruco Securities, LLC:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Pruco Securities, LLC (the "Company") as of December 31, 2023, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
February 23, 2024

We have served as the Company's auditor since 1996.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, www.pwc.com/us

Pruco Securities, LLC
Statement of Financial Condition
December 31, 2023

(dollars in thousands)

Assets

Cash and cash equivalents	$ 139,351
Receivable from broker-dealers	2,050
Receivable from affiliates	36,348
Prepaid expenses and other assets	3,866
Federal deferred tax asset	773
Total assets	$ 182,388

Liabilities and Member's Equity

Liabilities

Payable to affiliates	$ 28,809
Accounts payable and other accrued liabilities	15,962
Federal income tax payable to Prudential	5,210
Total liabilities	49,981

Commitments and contingent liabilities (see Note 7)

Member's Equity

Contributed capital	26,500
Undistributed earnings	105,907
Total member's equity	132,407
Total liabilities and member's equity	$ 182,388

The accompanying notes are an integral part of this Statement of Financial Condition.

Pruco Securities, LLC
Notes to Statement of Financial Condition
December 31, 2023

(dollars in thousands)

1. **Organization and Nature of Business**

    Pruco Securities, LLC (the "Company") is a wholly-owned subsidiary of The Prudential Insurance Company of America ("PICA" or the "Parent"), which is a subsidiary of Prudential Financial, Inc. ("Prudential"). The Company, with its principal offices in Newark, NJ, is a registered broker dealer subject to the rules and regulations of the Security and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

    The Company is the principal underwriter and broker dealer for SEC registered variable life insurance products issued by affiliated companies, Pruco Life Insurance Company ("PLAZ") and Pruco Life Insurance Company of New Jersey ("PLNJ").

    The Company provides a wide range of financial services. Its business includes mutual funds, equity and fixed income securities, 529 education savings plans, variable life insurance, and variable annuity contracts. The Company introduces and clears its non-insurance securities transactions on a fully disclosed basis through National Financial Services LLC ("NFS").

    The Company is also registered with the SEC as an investment advisor and conducts such business under the name Prudential Financial Planning Services ("PFPS"). PFPS investment advisory representatives may offer managed money programs and/or provide financial planning services to clients.

    Effective August 2023, the Company entered into an agreement to move its retail brokerage and investment advisory assets from NFS, its current third-party custodian, to LPL Financial Holdings Inc. ("LPL"), and leverage LPL's broker-dealer and registered investment advisory services. This transaction is expected to close in the latter part of 2024, subject to receipt of regulatory approval and other conditions.

2. **Summary of Significant Accounting Policies**

    Basis of presentation and use of estimates

    The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

    The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from these estimates.

    Cash and cash equivalents

    The Company defines cash and cash equivalents as amounts due from banks and from money market mutual funds. Cash and cash equivalents of $139,351 includes a $123,159 investment in a non-proprietary money market mutual fund. The remaining $16,192 represents amounts on deposit in corporate accounts at commercial banks.

(dollars in thousands)

Receivables and payables due from/to affiliates

Receivables from affiliates and payables to affiliates are further detailed in Note 5.

Accounts payable and other accrued liabilities

Accounts payable and other accrued liabilities primarily includes legal reserves for pending litigation and remediation matters, which are further detailed in Note 7, as well as various accruals for general and administrative expenses. As of December 31, 2023, the balance includes a $10,459 payable related to the contract termination with NFS.

Income Taxes

In accordance with federal and applicable state tax law, the Company is treated as a branch of its single member owner, PICA, which is included in the consolidated federal income tax return of Prudential. Subsequent to the conversion to a limited liability company on January 1, 2004, the Company is generally not subject to state income taxes because the Company's single-member Parent is an insurance company that generally pays state premium tax in lieu of state income tax.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. The application of U.S. GAAP requires the Company to evaluate the recoverability of the Company's deferred tax assets and establish a valuation allowance if necessary to reduce the Company's deferred tax assets to an amount that is more-likely-than-not to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. Although realization is not assured, management believes it is more-likely-than-not that the deferred tax assets, net of valuation allowances, will be realized.

ASC 740 requires the Company to account for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by the Internal Revenue Service ("IRS") or other taxing jurisdictions. Audit periods remain open for review until the statute of limitations has passed.

Generally, for tax years which produce net operating losses, capital losses or tax credit carry forwards ("tax attributes"), the statute of limitations does not close, to the extent of these tax attributes, until the expiration of the statute of limitations for the tax year in which they are fully utilized. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the liability for income taxes.

See Note 4 for additional information regarding income taxes.

Financials Instruments--Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326, Financial Instruments – Credit Losses. FASB ASC 326 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company may be exposed to credit risk regarding its receivables, which are primarily receivables from broker-dealers, clearing organizations and mutual funds. The Company evaluated the nature of the receivables, historical collection experience and duration and other specific data. The Company determined that due to the short duration of the receivables and

Pruco Securities, LLC
Notes to Statement of Financial Condition
December 31, 2023

(dollars in thousands)

history of collections that any current expected credit losses are immaterial to the financial statements.

Accounting Pronouncements, Recently Adopted

Changes to U.S. GAAP are established by the Financial Accounting Standards Board ("FASB") in the form of accounting standards updates ("ASU") to the FASB Accounting Standards Codification ("ASC"). There have been no significant accounting changes adopted by the Company during calendar year 2023.

Accounting Pronouncements, Not Yet Adopted

The FASB has recently issued several other standards not referenced above with varying effective dates. The Company is not aware of any pronouncements that will have a material impact if adopted.

3.   **Fair Value Assets and Liabilities**

Fair Value Measurement—Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative fair value guidance establishes a framework for measuring fair value that includes a hierarchy used to classify the positions measured at fair value based on the level of observability of the inputs used in measuring fair value. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1—Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. The Company's Level 1 assets represent an investment in a non-proprietary money market mutual fund.

Level 2—Fair value is based on significant inputs, other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, and other market observable inputs.

Level 3—Fair value is based on at least one or more significant unobservable inputs for the asset or liability. The assets and liabilities in this category may require significant judgment or estimation in determining the fair value. The Company does not have any level 3 assets or liabilities.

(dollars in thousands)

The table below presents the balances of assets measured at fair value on a recurring basis. There were no financial instruments carried at fair value.

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents (money market mutual fund)	$ 123,159	—	—	$ 123,159

The table below presents the carrying amount and fair value by hierarchy level of certain financial instruments that are not reported at fair value. The Company did not have any transfers between the levels.

	Fair Value				Carrying Amount
	Level 1	Level 2	Level 3	Total	Total
Assets:					
Cash	$ 16,192	$ —	$ —	$ 16,192	$ 16,192
Receivable from broker-dealers	—	2,050	—	2,050	2,050
Receivable from affiliates	—	36,348	—	36,348	36,348
Prepaid Expenses and other assets	—	3,866	—	3,866	3,866
Federal deferred tax asset	—	773	—	773	773
Total Assets	$ 16,192	$ 43,037	$ —	$ 59,229	$ 59,229
Liabilities:					
Payable to affiliates	$ —	$ 28,809	$ —	$ 28,809	$ 28,809
Accounts payable and other accrued liabilities	—	15,962	—	15,962	15,962
Federal income tax payable to Prudential	—	5,210	—	5,210	5,210
Total Liabilities	$ —	$ 49,981	$ —	$ 49,981	$ 49,981

Due to the short-term nature of the assets and liabilities listed above, the carrying amounts equal or approximate fair value.

4. **Income Taxes**

The Company has deferred tax assets of $773 primarily due to temporary differences attributable to reserves established as described in Note 7.

The application of U.S. GAAP requires the Company to evaluate the recoverability of deferred tax assets and establish a valuation allowance, if necessary, to reduce the deferred tax asset to an amount that is more likely than not expected to be realized. As of December 31, 2023, the Company does not require a valuation allowance for its deferred tax assets.

U.S. GAAP prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or

(dollars in thousands)

expects to take on its tax returns. The Company does not have any unrecognized tax benefits at December 31, 2023.

The Company files a consolidated Federal income tax return with Prudential. The tax years that remain subject to examination by the Internal Revenue Service at December 31, 2023 are 2014 through 2023.

The Company is participating in the IRS's Compliance Assurance Program ("CAP"). Under CAP, the IRS assigns an examination team to review completed transactions as they occur in order to reach agreement with the Company on how they should be reported in the relevant tax returns. If disagreements arise, accelerated resolution programs are available to resolve the disagreements in a timely manner before the tax return is filed.

5. Related Party Transactions

Certain balances included in *Payable to affiliates*, on the Statement of Financial Condition have been recorded net in accordance with ASC 210-20 and there is no cross-netting between different affiliated entities.

At December 31, 2023 and for the year then ended, the Company had the following Statement of Financial Condition related party balances:

Statement of Financial Condition	Receivable	Payable
Receivable from broker-dealers	$ 1,100	$ —
Receivable from/payable to affiliates	36,081	28,809
Federal income taxes	773	5,210
	$ 37,954	$ 34,019

As of December 31, 2023, the *Receivable from affiliates* balance includes a $10,459 receivable from PICA related to the contract termination with NFS.

It is noted that balances included above may not agree to the face of the Statement of Financial Condition as these amounts are settled through our affiliated entities, although the Company may be contractually liable to a third party.

6. Concentrations of Credit Risk

As discussed in Note 1, the Company clears its securities transactions through NFS on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and NFS, NFS has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. During 2023, the Company was not required to pay any amounts related to these guarantees and, based on historic performance, has recorded no liability as of December 31, 2023. The risk of default depends on the creditworthiness of the individual counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(dollars in thousands)

7.   Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with legal counsel, believes that the ultimate resolution of any pending litigation or regulatory matters should not have any material adverse effect on the Company's financial statements.

The Company's internal supervisory and control functions review the quality of sales and other customer interface procedures and practices and may recommend modifications or enhancements. In certain cases, if appropriate, the Company may offer customers remediation and may incur charges, including the cost of such remediation, administrative costs and regulatory fines.

At December 31, 2023, the Company had reserves of $4,820, including a remediation reserve of $1,835 and a regulatory fine of $2,500 pursuant to an advisory program analysis related to industry-wide regulatory share class and revenue sharing initiatives in 2020. This reserve is included in *Accounts payable and other accrued liabilities* in the Statement of Financial Condition. During January 2024 an additional $300 was added to the reserves related to pending litigation matters.

The Company has received regulatory inquiries and requests for information from state and federal regulators, including subpoenas from the SEC, concerning the appropriateness of variable product sales and replacement activity. The Company is cooperating with regulators and may become subject to additional regulatory inquiries and other actions related to this matter.

8.   Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $101,186, which was $97,854 in excess of its required net capital of $3,332. The Company's ratio of aggregate indebtedness to net capital was 0.49 to 1.

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii) as an introducing broker to our clearing broker, National Financial Services. The Company also claimed exemption from 17 C.F.R. § 240.15c3-3 under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

9.   Subsequent Events

The Company has evaluated and determined that no events or transactions occurred after December 31, 2023 and through the issuance date, February 23, 2024 of these financial statements that would require recognition or disclosure in these financial statements.